WATERPURE INTERNATIONAL, INC.
1600 Lower State Road, Doylestown, Pennsylvania 18901

Via Edgar

October 24, 2006

Goldie Walker
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Request for acceleration of the effective date of the registration statement on Form SB-2 of WaterPure International, Inc.
Filed on July 14, 2006
File No.: 333-135783

Dear Ms. Walker;

We therefore respectfully request acceleration of the effective date of the registration statement to 5:00 p.m. Eastern Standard Time, today or as soon as practicable.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Paul S. Lipschutz
Paul S. Lipschutz
President